                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                           For the month of April 2003
                          Commission File Number 1-8320
                                                 ------

                                  Hitachi, Ltd.
                                  ------------
                 (Translation of registrant's name into English)

          6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan
          -------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F    X                   Form 40-F
                     --------                         ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            -----------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            -----------
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                  No     X
              ---------          -----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ----------

This report on Form 6-K contains the following:

1. Press release dated April 7, 2003 regarding extraordinary gains and losses on an unconsolidated basis in the fiscal year ended March 2003.

2. Press release dated April 28, 2003 regarding financial results for the fiscal year ended March 31, 2003.

3.   Press release dated April 28, 2003 regarding acquisition of its own shares.

4. Press release dated April 28, 2003 regarding proposal to the General Meeting of Shareholders for the authorization of the acquisition of its own shares.

5. Press release dated April 28, 2003 regarding grant of incentive stock options.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                      Hitachi, Ltd.
                                            -----------------------------------
                                                                (Registrant)





           Date     May 23, 2003         By   /s/ Kazuo Kumagai
                  -------------------       -----------------------------------
                                              Kazuo Kumagai
                                              Executive Vice President and
                                              Director

                                                FOR IMMEDIATE RELEASE

Contacts:

Machiko Ikenoya                                Yoshiaki Segawa
Hitachi, Ltd.                                  Hitachi, Ltd.
+81-3-3258-2056                                +81-3-3258-2056
machiko_ikenoya@hdq.hitachi.co.jp              yoshiaki_segawa@hdq.hitachi.co.jp


                  Hitachi to Post Extraordinary Gains/Losses on
              Unconsolidated Basis in Fiscal Year Ended March 2003

Tokyo, April 7, 2003 --- Hitachi, Ltd. (TSE : 6501 / NYSE : HIT) today announced that it plans to post extraordinary items relating to the sale of real estate and the sale and impairment of securities on an unconsolidated basis for the fiscal year ended March 31, 2003.

1. Extraordinary Gain on Sale of Real Estate
As previously announced, Hitachi sold certain properties in its Head Office complex on March 31, 2003 to Nippon Sogo Fund Co., Ltd. as part of moves to concentrate head office functions in a smaller number of locations. As a result of this sale and sales of idle and unproductive real estate holdings, Hitachi will record an extraordinary gain of approximately 46.6 billion yen.

2. Extraordinary Gain on Sale of Securities
Hitachi will record an approximate 41.3 billion yen of extraordinary gain on the sale of affiliated company shares and investments in securities. Of this amount, approximately 16.0 billion yen relates to the sale of affiliated company shares and 25.3 billion yen relates to the sale of investments in securities.

3. Extraordinary Loss on Impairment of Securities
Hitachi will record an extraordinary loss of approximately 55.3 billion yen on the impairment of affiliated company shares and investments in securities. Of this amount, approximately 35.5 billion yen relates to the impairment of affiliated company shares and 19.8 billion yen relates to the impairment of investments in securities.

About Hitachi, Ltd.
Hitachi, Ltd., headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 320,000 employees worldwide. Fiscal 2001 (ended March 31, 2002) consolidated sales totaled 7,994 billion yen ($60.1 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's Web site at http://global.hitachi.com.

Cautionary Statement
--------------------
This document contains forward-looking statements which reflect management's current views with respect to certain future events and financial performance. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends identify forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements and from historical trends. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements include, but are not limited to, rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi's ability to continue to develop products and to market products that incorporate new technology on a timely and cost-effective basis and achieve market acceptance; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi's access to liquidity or long-term financing, particularly in the context of restrictions on availability of credit prevailing in Japan; uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations of imports; uncertainty as to Hitachi's access to, or protection for, certain intellectual property rights, particularly those related to electronics and data processing technologies; Hitachi's dependence on alliances with other corporations in designing or developing certain products; and the market prices of equity securities in Japan, declines in which may result in write-downs of equity securities Hitachi holds.

These factors listed above are not exclusive and are in addition to other factors that are stated or indicated elsewhere in this document, or in other materials published by the Company.

                                      # # #

                                                  FOR IMMEDIATE RELEASE

Contacts:

Japan:                                      U.S.:
Machiko Ikenoya                             Matt Takahashi
Hitachi, Ltd.                               Hitachi America, Ltd.
+81-3-3258-2056                             +1-650-244-7902
machiko_ikenoya@hdq.hitachi.co.jp           masahiro.takahashi@hal.hitachi.com

China:                                      U.K.:
Yuji Hoshino                                Kantaro Tanii
Hitachi (China) Investment, Ltd.            Hitachi Europe Ltd.
+86-10-6590-8111 ext.2399                   +44-1628-585379
y_hoshino@hitachi.com.cn                    kantaro.tanii@hitachi-eu.com


        Hitachi Announces Consolidated Financial Results for Fiscal 2002

Tokyo, April 28, 2003 --- Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced its consolidated financial results for fiscal 2002, the year ended March 31, 2003.

During the year, the world economy achieved only a modest recovery. While the U.S. and Asia appeared to be moving onto a recovery footing, uncertainty grew in the second half of the year as the key U.S. economy slowed, the Iraq war started and share prices fell. The Japanese economy showed some positive signs with personal spending holding its ground and private-sector plant and equipment investment showing signs of recovery. However, export growth, which had been a source of strength for the Japanese economy, stalled due to the weakness of the global economic recovery. And with structural issues, notably problem loans, still to be addressed in Japan, the economy failed to stage a broad-based recovery.

Against this backdrop, net sales edged up 2% to 8,191.7 billion yen (US$68,265 million). Hitachi posted operating income of 152.9 billion yen (US$1,275 million), reversing an operating loss of 117.4 billion yen (US$978 million) in the previous fiscal year. This improvement was mainly due to lower fixed costs brought about by the structural reforms implemented in the previous fiscal year, as well as to the results of the Corporate Innovation Initiative (CII), including the Procurement Renewal Project.

By segment, Information & Telecommunication Systems sales rose 4%, to 1,899.6 billion yen (US$15,830 million) despite difficult market conditions characterized by a slow recovery in worldwide IT demand. Underpinning sales was increased sales for RAID systems and hard disk drives as well as for systems integration services such as for e-government-related projects in Japan. The segment recorded operating income of 110.5 billion yen (US$921 million), up 209% year on year due to several factors. One was the benefits of structural reforms that have been implemented since fiscal 2001, primarily in the telecommunication equipment sector. Another was increased earnings from RAID systems and systems integration services.

In Electronic Devices, sales were up markedly in semiconductors on solid demand for system LSIs, including LCD drivers and microcontrollers for automotive applications as well as multi-purpose semiconductors. This strength offset sluggish system memory and DRAM sales. In displays, overall sales were largely unchanged. Small and medium-size TFT LCDs used in mobile phones recorded significantly higher sales. But this growth was negated by the absence of sales from CRTs for PC monitors, a business that Hitachi terminated in fiscal 2001, and by lower sales of large-size TFT LCDs due to falling sales prices. Semiconductor manufacturing equipment sales were sluggish as demand failed to recover fully. Nevertheless, segment sales as a whole were 1,570.0 billion yen (US$13,084 million), 6% higher year on year. While the segment recorded an operating loss of 23.2 billion yen (US$194 million), this was a 140.3 billion yen (US$1,170 million) improvement from the 163.6 billion yen (US$1,364 million) loss recorded in fiscal 2001. This turnaround reflected structural reforms that included the termination of unprofitable products such as CRTs for PC monitors and the streamlining of certain semiconductor production lines.

In Power & Industrial Systems, sales from maintenance services for nuclear and thermal power generation plants of Japanese electric power companies declined. And sales of air-conditioning, industrial and other equipment declined because of the fall-off in private-sector plant and equipment investment in Japan. Nevertheless, segment sales rose 1%, to 2,297.0 billion yen (US$19,142 million) on sharply higher sales in automotive equipment operations in line with the inclusion in consolidated results of the former Unisia JECS Corporation (now Hitachi Unisia Automotive, Ltd.), which became a wholly owned subsidiary in October 2002, and brisk demand for construction machinery in China and other overseas markets. The segment saw operating income decrease 3%, to 53.2 billion yen (US$444 million) despite a significant improvement in profitability in construction machinery operations. Dragging down earnings was a decline in profitability in certain major projects, such as power generation equipment in overseas markets, as well as falling earnings from environmental equipment in Japan.

In Digital Media & Consumer Products, segment sales rose 3%, to 1,205.5 billion yen (US$10,046 million). Sales of optical storage products and plasma TVs grew, but sales of large home appliances were lackluster, the result of falling sales prices in Japan, and mobile phone sales also dropped. At Hitachi Maxell, Ltd., sales were largely on a par with fiscal 2001 levels as growth in rechargeable battery sales, notably lithium-ion batteries used in mobile phones, and recordable DVDs was offset by falling audiotape and videotape sales. The segment recorded operating income of 6.2 billion yen (US$52 million), a 20.8 billion yen (US$174 million) turnaround from the 14.6 billion yen (US$122 million) operating loss posted in fiscal 2001. This reflected an improvement in profitability in rechargeable batteries at Hitachi Maxell and the benefits of structural reforms. Hampering further gains were falling sales prices, mainly of home appliances, and delays in developing new mobile phone models.

In High Functional Materials & Components, segment sales were basically flat year on year at 1,248.5 billion yen (US$10,405 million). Hitachi Cable, Ltd. saw sales drop year on year as sluggish sales in wires and cables operations, particularly submarine fiber-optic cables, outweighed growth in sales in Japan, mainly from information network-related products. At Hitachi Metals, Ltd. sales were on a par with fiscal 2001. Strong demand for automobile- and electronics-related products was negated by lower sales of construction components, plant and equipment. Hitachi Chemical Co., Ltd. recorded higher sales on growth in electronics-related materials for applications such as semiconductors and LCDs, and industrial materials despite falling demand for housing equipment and environmental facilities. The segment posted operating income of 18.3 billion yen (US$153 million), a 40.3 billion yen (US$336 million) improvement from the 22.0 billion yen (US$184 million) operating loss in fiscal 2001, as earnings benefited from the results of structural reforms.

In Logistics, Services & Others, segment sales rose 1%, to 1,449.5 billion yen (US$12,080 million) on higher sales of hard disk drives at overseas sales companies. Growth in segment sales was held back by the sale of Tokyo Monorail Co., Ltd., formerly a subsidiary of Hitachi Transport System, Ltd., in the second half of the previous fiscal year. Segment operating income climbed 218%, to 10.3 billion yen (US$86 million).

In Financial Services, segment sales increased 2%, to 579.2 billion yen (US$4,827 million). This increase was partly attributable to the boost given by Hitachi Capital Corporation's acquisition of Sekisui Leasing Co., Ltd. in the second half of the previous fiscal year. Hampering further growth was a lackluster performance in core financial services. Segment operating income decreased 68%, to 12.0 billion yen (US$101 million) for two main reasons. One was lower earnings in the leasing business because of falling interest rates. The other reason was one-time charges taken to strengthen the balance sheet, such as providing for pension reforms.

Other income came to 46.7 billion yen (US$389 million), up 10.6 billion yen (US$89 million), reflecting gains on the sale of real estate and other items. Meanwhile, other deductions decreased 401.8 billion yen (US$3,349 million), to
102.8 billion yen (US$857 million) as restructuring charges were not incurred during the year, as they were in fiscal 2001, and because of lower interest expenses resulting from reductions in debt.

As a result, income before income taxes was 96.8 billion yen (US$807 million), and after 52.6 billion yen (US$439 million) in income taxes, Hitachi recorded income before minority interests of 44.1 billion yen (US$368 million) and net income of 27.8 billion yen (US$232 million).

Financial Position

Net cash provided by operating activities was 646.5 billion yen (US$5,388 million), an increase of 163.6 billion yen (US$1,364 million) year on year. This was the result of efforts to use working capital more efficiently, such as by promoting Project C, which reduced the time required to turn over inventory and accounts receivable.

Investing activities used net cash of 619.2 billion yen (US$5,161 million),
346.4 billion yen (US$2,887 million) more than in fiscal 2001. Hitachi used less cash for the purchase of property, plant and equipment as it made selective capital investments, and cash inflows were generated by sales of short-term investments and subsidiaries' common stock. However, cash was used for the acquisition of IBM's hard disk drive operations.

Free cash flows remaining after deducting net cash used in investing activities from net cash provided by operating activities amounted to 27.2 billion yen (US$227 million), 182.7 billion yen (US$1,523 million) less year on year.

Financing activities used net cash of 207.1 billion yen (US$1,726 million),
370.9 billion yen (US$3,091 million) less than cash used in fiscal 2001. Due to the establishment of a new credit facility, cash was used for the repayment of short-term borrowings.

Cash and cash equivalents as of March 31, 2003 amounted to 828.1 billion yen (US$6,901 million), 201.2 billion yen (US$1,677 million) less than at March 31, 2002.

Debt on March 31, 2003 stood at 2,840.5 billion yen (US$23,672 million), 157.6 billion yen (US$1,314 million) less than a year ago.

Capital investment on a completion basis declined 8%, to 787.4 billion yen (US$6,562 million), and depreciation decreased 9%, to 480.2 billion yen (US$4,002 million). The Company spent 377.1 billion yen (US$3,143 million) on research and development, a decrease of 9% from the preceding year. R&D expenditures as a percentage of net sales were 4.6%.

All figures were converted at the rate of 120 yen = U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of March 31, 2003.

Dividend
Hitachi will recommend a year-end dividend of 3 yen per common share to the annual general meeting of shareholders in June 2003. No year-end dividend was declared in fiscal 2001. Total dividends for fiscal 2002, including the interim dividend of 3 yen per common share paid in December 2002, will thus be 6 yen per common share, compared with 3 yen per common share for fiscal 2001.

Outlook for Fiscal 2003
With uncertainty growing for a combination of reasons, including the U.S. economic downturn, the need to pay for the post-war restoration in Iraq, and the economic impact of SARS (Severe Acute Respiratory Syndrome), a full-scale recovery in the world economy appears to be unlikely. In Japan, continuing sluggishness in consumer spending and private-sector plant and equipment investment is creating an uncertain operating environment.

In this climate, Hitachi will build a highly profitable earnings structure by pushing ahead with efforts to create new businesses and reinforce mainstay ones by capturing synergies across the group. Hitachi will also seek to strengthen its balance sheet. These and other actions will be guided by the "i.e. HITACHI Plan II", the company's new medium-term management plan.

Based on the above factors, Hitachi is projecting the following operating results for fiscal 2003, ending March 31, 2004. The projections assume an exchange rate of 120 yen to the U.S. dollar.

Net sales                              8,000 billion yen (US$66,667 million)
                                               (year-on-year decrease of 2%)
Operating income                          170 billion yen (US$1,417 million)
                                              (year-on-year increase of 11%)
Income before income taxes                  110 billion yen (US$917 million)
                                              (year-on-year increase of 14%)
Income before minority interests             30 billion yen (US$250 million)
                                              (year-on-year decrease of 32%)
Net income                                     5 billion yen (US$42 million)
                                              (year-on-year decrease of 82%)


Management Policy
Amid intensifying competition in world markets and the economic slump in Japan, Hitachi is reviewing and reshaping its business portfolio from the perspective of raising the efficiency of operations and with the aim of achieving further growth. This process will be consistent with Hitachi's basic management policy, which is to increase shareholder value by raising the return on capital and increasing its market capitalization.

Based on this basic policy, in November 1999 Hitachi launched "i.e. HITACHI Plan," a medium-term management plan that was aimed at transforming Hitachi into a "best solutions partner" capable of delivering business solutions to customers. In this vein, Hitachi has supplied information systems services and social infrastructure systems rooted in IT and knowledge. It has also been supplying the key hardware, software and high functional materials and components required by these services and systems. And Hitachi launched structural reforms designed to transform Hitachi into a global supplier capable of providing total solutions in these targeted fields.

Building on this basic approach, in January 2003, Hitachi unveiled a new medium-term management plan, "i.e. HITACHI Plan II," which runs through fiscal 2005 (ending in March 2006). This three-year period is positioned as a key juncture for enacting major reforms of the company's operating framework and focusing on highly profitable businesses. Hitachi will reshape its business portfolio by creating growth and new businesses in key fields where it can leverage the group's technological strengths and know-how. Portfolio realignment also calls for Hitachi to exit certain businesses that currently account for approximately 20% of Hitachi's net sales. Hitachi will use FIV* (Future Inspiration Value) to make decisions on whether to exit, strengthen or incubate specific businesses.

  * FIV is Hitachi's economic value-added evaluation index in which the cost of capital is deducted from after-tax operating profit. After-tax operating profit must exceed the cost of capital to achieve positive FIV.

The "i.e. HITACHI Plan II" targets two primary business domains--"New Era Lifeline Support Solutions," which further fuse and enhance information systems services and social infrastructure systems, and "Global Products Incorporating Advanced Technology," where Hitachi aims to achieve strong growth in global markets by focusing on technologies as well as high-performance hardware and software that incorporate knowledge from several disciplines. In this way, Hitachi will establish a highly profitable earnings structure and advance to a new stage of growth.

While it is assumed that net sales will remain at around the present level, the "i.e. HITACHI Plan II" will transform Hitachi's earnings structure so that it can achieve positive FIV in fiscal 2005. This mandates an operating margin of at least 5% and ROE of at least 8%, which will be achieved by implementing a variety of measures. Furthermore, Hitachi has set the goal of maintaining a single-A grade long-term credit rating by strengthening its financial position.

In deciding on individual investments, Hitachi's policy is to use FIV to select those investments that will contribute to maximizing shareholder value. Combined with further efforts to reduce assets, including accounts receivables and inventories, Hitachi aims to raise the return on assets.

Positioning its brand as an important asset underpinning the company's competitiveness in an era of consolidated group management, Hitachi is promoting brand management to enhance brand equity.

Hitachi is also working to reinforce corporate governance to establish an executive system that facilitates the speedy and accurate operation of businesses and a high degree of transparency. To this end, Hitachi has reduced the number of directors and vested considerable authority in business groups. At the same time, it has implemented other reforms such as establishing the Advisory Board to bring in advice from outside experts on management issues. And in June 2003, Hitachi will adopt the Committee System, which will ensure the effective supervision of management and promote faster decision-making. Hitachi also plans to appoint four outside directors as part of this move. Hitachi's 18 publicly-held group companies will also alter their corporate governance structure by adopting the Committee System. Under this new governance structure, Hitachi directors and executive officers will be represented on the boards of group companies as outside directors and certain group companies' directors will be represented on Hitachi's Board of Directors. This will produce a group-wide framework with a stronger sense of unity. Moreover, Hitachi established a Compliance Division to ensure strict observance of laws and regulations.

Hitachi views enhancement of the long-term and overall interests of shareholders as an important management objective. To achieve this, Hitachi must make investments in R&D and plant and equipment to maintain its competitiveness and improve profitability. Dividends are therefore decided based on medium- to long-term business plans and the need to ensure the availability of sufficient internal funds for reinvestment and the stable growth of dividends. Hitachi's financial condition and results of operations are also taken into consideration.

Cautionary Statement
--------------------
This document contains forward-looking statements which reflect management's current views with respect to certain future events and financial performance. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends identify forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements and from historical trends. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements include, but are not limited to, rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi's ability to continue to develop products and to market products that incorporate new technology on a timely and cost-effective basis and achieve market acceptance; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi's access to liquidity or long-term financing, particularly in the context of restrictions on availability of credit prevailing in Japan; uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese or other East Asian economies, or direct or indirect restriction by other nations of imports; uncertainty as to Hitachi's access to, or protection for, certain intellectual property rights, particularly those related to electronics and data processing technologies; Hitachi's dependence on alliances with other corporations in designing or developing certain products; and the market prices of equity securities in Japan, declines in which may result in write-downs of equity securities Hitachi holds.

These factors listed above are not exclusive and are in addition to other factors that are stated or indicated elsewhere in this document, or in other materials published by the Company.

                        HITACHI, LTD. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED MARCH 31, 2003

The consolidated financial statements presented herein are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of 120 yen = U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of March 31, 2003.

SUMMARY

In millions of yen and U.S. dollars, except Net income (loss) per share (6) and Net income (loss) per American Depositary Share (7).

                                                                     The years ended March 31
                                                             -----------------------------------------
                                                                     YEN                  U.S. DOLLARS
                                                                  (millions)      (A)/(B)  (millions)
                                                             -------------------   X100   ------------
                                                             2003 (A)   2002 (B)    (%)       2003
                                                             --------- ---------  ------- ------------

1.  Net sales                                                8,191,752 7,993,784    102      68,265

2.  Operating income (loss)                                    152,967  (117,415)     -       1,275

3.  Income (loss) before income taxes and minority interests    96,828  (586,072)     -         807
4.  Income (loss) before minority interests                     44,166  (514,958)     -         368

5.  Net income (loss)                                           27,867  (483,837)     -         232

6.  Net income (loss) per share
       Basic                                                      8.31   (144.95)     -        0.07
       Diluted                                                    8.19         -      -        0.07

7.  Net income (loss) per ADS (representing 10 shares)
       Basic                                                        83    (1,450)     -        0.69
       Diluted                                                      82         -      -        0.68

Notes: 1. Segment Information and operating income (loss) are presented in accordance with financial reporting principles and practices generally accepted in Japan.
       2. The figures are for 1,112 consolidated subsidiaries and 119 equity-method affiliates.

CONSOLIDATED STATEMENTS OF INCOME

                                                                    The years ended March 31
-                                                            ---------------------------------------
                                                                                             U.S.
                                                                     YEN                   DOLLARS
                                                                  (millions)      (A)/(B) (millions)
                                                             -------------------   X100   ----------
                                                             2003 (A)   2002 (B)    (%)      2003
                                                             --------- ---------  ------- ----------
Net sales                                                    8,191,752 7,993,784    102     68,265
                                                             --------- ---------    ---     ------
Cost of sales                                                6,240,493 6,184,396    101     52,004
                                                             --------- ---------    ---     ------
Selling, general and administrative expenses                 1,798,292 1,926,803     93     14,986
                                                             --------- ---------    ---     ------
   Operating income (loss)                                     152,967  (117,415)     -      1,275
                                                             --------- ---------    ---     ------
Other income                                                    46,737    36,039    130        389
   (Interest and dividends)                                     23,079    28,615     81        192
   (Other)                                                      23,658     7,424    319        197
                                                             --------- ---------    ---     ------
Other deductions                                               102,876   504,696     20        857
   (Interest charges)                                           34,338    45,830     75        286
   (Other)                                                      68,538   458,866     15        571
                                                             --------- ---------    ---     ------
   Income (loss) before income taxes and minority interests     96,828  (586,072)     -        807
                                                             --------- ---------    ---     ------
Income taxes                                                    52,662   (71,114)     -        439
                                                             --------- ---------    ---     ------
   Income (loss) before minority interests                      44,166  (514,958)     -        368
                                                             --------- ---------    ---     ------
Minority interests                                              16,299   (31,121)     -        136
                                                             --------- ---------    ---     ------
   Net income (loss)                                            27,867  (483,837)     -        232
                                                             --------- ---------    ---     ------

CONSOLIDATED BALANCE SHEETS

                                                                                                             U.S.
                                                                                                           DOLLARS
                                                                               YEN (millions)             (millions)
                                                                           ---------------------          ----------
                                                                              As of      As of    (A)/(B)   As of
                                                                            March 31,  March 31,   X100   March 31,
                                                                            2003 (A)   2002 (B)     (%)      2003
                                                                           ----------  ---------  ------- ----------
Assets                                                                     10,179,389  9,915,654    103     84,828
                                                                           ----------  ---------    ---     ------
Current assets                                                              5,193,465  5,507,535     94     43,279
   Cash and cash equivalents                                                  828,171  1,029,374     80      6,901
   Short-term investments                                                     186,972    178,933    104      1,558
   Trade receivables
       Notes                                                                  153,587    204,855     75      1,280
       Accounts                                                             1,903,640  1,895,150    100     15,864
   Investment in leases                                                       437,076    527,432     83      3,642
   Inventories                                                              1,187,529  1,214,399     98      9,896
   Other current assets                                                       496,490    457,392    109      4,137
                                                                           ----------  ---------    ---     ------
Investments and advances                                                      726,442    834,907     87      6,054
                                                                           ----------  ---------    ---     ------
Property, plant and equipment                                               2,601,050  2,514,424    103     21,675
                                                                           ----------  ---------    ---     ------
Other assets                                                                1,658,432  1,058,788    157     13,820
                                                                           ----------  ---------    ---     ------

Liabilities and Stockholders' equity                                       10,179,389  9,915,654    103     84,828
                                                                           ----------  ---------    ---     ------
Current liabilities                                                         4,005,228  3,885,265    103     33,377
   Short-term debt and current installments of long-term debt               1,328,446  1,199,921    111     11,070
   Trade payables
       Notes                                                                   71,934     92,799     78        599
       Accounts                                                             1,140,130    991,037    115      9,501
   Advances received                                                          252,861    334,172     76      2,107
   Other current liabilities                                                1,211,857  1,267,336     96     10,099
                                                                           ----------  ---------    ---     ------
Noncurrent liabilities                                                      3,569,371  2,927,421    122     29,745
   Long-term debt                                                           1,512,152  1,798,303     84     12,601
   Retirement and severance benefits                                        1,932,646  1,049,054    184     16,105
   Other liabilities                                                          124,573     80,064    156      1,038
                                                                           ----------  ---------    ---     ------
Minority interests                                                            751,578    798,744     94      6,263
                                                                           ----------  ---------    ---     ------
Stockholders' equity                                                        1,853,212  2,304,224     80     15,443
   Common stock                                                               282,032    282,032    100      2,350
   Capital surplus                                                            562,214    527,010    107      4,685
   Legal reserve and retained earnings                                      1,766,338  1,753,999    101     14,719
   Accumulated other comprehensive income (loss)                             (755,525)  (258,484)     -     (6,296)
       (Foreign currency translation adjustments)                             (60,948)   (38,012)     -       (508)
       (Minimum pension liability adjustments)                               (698,916)  (260,100)     -     (5,824)
       (Net unrealized holding gain on available-for-sale securities)           4,874     39,997     12         41
       (Cash flow hedges)                                                        (535)      (369)     -         (4)
   Treasury stock                                                              (1,847)      (333)     -        (15)
                                                                           ----------  ---------    ---     ------

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                YEN               U.S. DOLLARS
                                                                            (millions)             (millions)
                                                                   ----------------------------  --------------
                                                                   The year ended The year ended The year ended
                                                                   March 31, 2003 March 31, 2002 March 31, 2003
                                                                   -------------- -------------- --------------
Common stock
       Balance at beginning of year                                    282,032        281,754         2,350
                                                                     ---------      ---------        ------
       Conversion of convertible debentures                                  0            278             0
                                                                     ---------      ---------        ------
       Balance at end of year                                          282,032        282,032         2,350
                                                                     =========      =========        ======
Capital surplus
       Balance at beginning of year                                    527,010        501,243         4,392
                                                                     ---------      ---------        ------
       Conversion of convertible debentures                                370            359             3
       Increase arising from issuance of common stock and
         other                                                          34,834         25,408           290
                                                                     ---------      ---------        ------
       Balance at end of year                                          562,214        527,010         4,685
                                                                     =========      =========        ======
Legal reserve
       Balance at beginning of year                                    110,751        109,815           923
                                                                     ---------      ---------        ------
       Transfers from retained earnings                                    554            978             5
       Transfers from (to) minority interests arising from
         conversion of subsidiaries' convertible debentures
         and other                                                           4            (42)            0
       Balance at end of year                                          111,309        110,751           928
                                                                     =========      =========        ======
Retained earnings
       Balance at beginning of year                                  1,643,248      2,157,136        13,694
                                                                     ---------      ---------        ------
       Net income (loss)                                                27,867       (483,837)          232
       Cash dividends                                                  (10,013)       (28,373)          (83)
       Transfers to legal reserve                                         (554)          (978)           (5)
       Transfers to minority interests arising from
         conversion of subsidiaries' convertible debentures               (291)           (64)           (2)
       Transfers to minority interests arising from change in
         ownership interest in subsidiaries' common stock
         and other                                                      (5,228)          (636)          (44)
                                                                     ---------      ---------        ------
       Balance at end of year                                        1,655,029      1,643,248        13,792
                                                                     =========      =========        ======
Legal reserve and retained earnings                                  1,766,338      1,753,999        14,719
                                                                     =========      =========        ======
Accumulated other comprehensive income (loss)
   Foreign currency translation adjustments
       Balance at beginning of year                                    (38,012)       (57,647)         (317)
                                                                     ---------      ---------        ------
       Current-period change                                           (22,936)        19,635          (191)
                                                                     ---------      ---------        ------
       Balance at end of year                                          (60,948)       (38,012)         (508)
                                                                     =========      =========        ======
   Minimum pension liability adjustments
       Balance at beginning of year                                   (260,100)      (182,936)       (2,168)
                                                                     ---------      ---------        ------
       Current-period change                                          (438,816)       (77,164)       (3,657)
                                                                     ---------      ---------        ------
       Balance at end of year                                         (698,916)      (260,100)       (5,824)
                                                                     =========      =========        ======
   Net unrealized holding gain on available-for-sale
     securities
       Balance at beginning of year                                     39,997         51,041           333
                                                                     ---------      ---------        ------
       Changes in unrealized holding gain                              (35,123)       (11,044)         (293)
                                                                     ---------      ---------        ------
       Balance at end of year                                            4,874         39,997            41
                                                                     =========      =========        ======
   Cash flow hedges
       Balance at beginning of year                                       (369)         1,096            (3)
                                                                     ---------      ---------        ------
       Changes in the fair value of derivative financial
         instruments                                                      (166)        (1,465)           (1)
                                                                     ---------      ---------        ------
       Balance at end of year                                             (535)          (369)           (4)
                                                                     =========      =========        ======
   Accumulated other comprehensive income (loss)                      (755,525)      (258,484)       (6,296)
                                                                     =========      =========        ======
Treasury stock
       Balance at beginning of year                                       (333)             -            (3)
       Current-period increase                                          (1,514)          (333)          (13)
                                                                     ---------      ---------        ------
       Balance at end of year                                           (1,847)          (333)          (15)
                                                                     =========      =========        ======
          Total stockholders' equity                                 1,853,212      2,304,224        15,443
                                                                     =========      =========        ======

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                 The years ended March 31
                                                                                            ---------------------------------
                                                                                                     YEN          U.S. DOLLARS
                                                                                                 (millions)        (millions)
                                                                                            --------------------  ------------
                                                                                               2003       2002        2003
                                                                                            ---------  ---------  ------------
Cash flows from operating activities
  Net income (loss)                                                                            27,867   (483,837)       232
  Adjustments to reconcile net income (loss) to net cash provided by operating activities
   Depreciation                                                                               480,274    529,418      4,002
   Deferred income taxes                                                                      (35,526)  (182,072)      (296)
   (Gain) loss on disposal of rental assets and other property                                (14,064)    59,687       (117)
   Decrease in receivables                                                                      2,280    450,904         19
   Decrease in inventories                                                                      7,994    261,229         67
   Increase (decrease) in payables                                                             96,777   (271,698)       806
   Other                                                                                       80,916    119,235        674
                                                                                            ---------  ---------     ------
     Net cash provided by operating activities                                                646,518    482,866      5,388
Cash flows from investing activities
   (Increase) decrease in short-term investments                                               (8,162)   253,236        (68)
   Capital expenditures                                                                      (323,825)  (429,835)    (2,699)
   Purchase of rental assets, net                                                            (411,452)  (411,519)    (3,429)
   Purchase of investments and subsidiaries' common stock, net                                (95,074)   (74,173)      (792)
   Collection of investment in leases                                                         411,522    469,108      3,429
   Other                                                                                     (192,294)   (79,688)    (1,602)
                                                                                            ---------  ---------     ------
     Net cash used in investing activities                                                   (619,285)  (272,871)    (5,161)
Cash flows from financing activities
   Decrease in interest-bearing debt                                                         (184,447)  (578,526)    (1,537)
   Dividends paid to stockholders                                                              (9,973)   (28,318)       (83)
   Dividends paid to minority stockholders of subsidiaries                                    (13,108)   (13,401)      (109)
   Other                                                                                          358     42,133          3
                                                                                            ---------  ---------     ------
     Net cash used in financing activities                                                   (207,170)  (578,112)    (1,726)
Effect of exchange rate changes on cash and cash equivalents                                  (21,266)    15,888       (177)
                                                                                            ---------  ---------     ------
Net decrease in cash and cash equivalents                                                    (201,203)  (352,229)    (1,677)
Cash and cash equivalents at beginning of year                                              1,029,374  1,381,603      8,578
                                                                                            ---------  ---------     ------
Cash and cash equivalents at end of year                                                      828,171  1,029,374      6,901
                                                                                            =========  =========     ======

SEGMENT INFORMATION

(1) INDUSTRY SEGMENTS

                                                        The years ended March 31
                                              -------------------------------------------
                                                        YEN                   U.S. DOLLARS
                                                    (millions)        (A)/(B)  (millions)
                                              ----------------------   X100   ------------
                                               2003 (A)    2002 (B)     (%)       2003
                                              ----------  ----------  ------- ------------
              Information & Telecommunication  1,899,651   1,829,661    104      15,830
              Systems                                19%         18%
                                              ----------  ----------    ---     -------
              Electronic Devices               1,570,069   1,487,200    106      13,084
                                                     15%         15%
                                              ----------  ----------    ---     -------
              Power & Industrial Systems       2,297,068   2,266,895    101      19,142
                                                     22%         23%
                                              ----------  ----------    ---     -------
              Digital Media & Consumer         1,205,551   1,170,744    103      10,046
              Products                               12%         12%
                                              ----------  ----------    ---     -------
Sales         High Functional Materials        1,248,550   1,250,248    100      10,405
              & Components                           12%         12%
                                              ----------  ----------    ---     -------
              Logistics, Services & Others     1,449,594   1,430,825    101      12,080
                                                     14%         14%
                                              ----------  ----------    ---     -------
              Financial Services                 579,267     567,138    102       4,827
                                                      6%          6%
                                              ----------  ----------    ---     -------
              Subtotal                        10,249,750  10,002,711    102      85,415
                                                    100%        100%
                                              ----------  ----------    ---     -------
              Eliminations & Corporate items  (2,057,998) (2,008,927)     -     (17,150)
                                              ----------  ----------    ---     -------
              Total                            8,191,752   7,993,784    102      68,265
                                              ==========  ==========    ===     =======
              Information & Telecommunication    110,523      35,757    309         921
              Systems                                  -           -
                                              ----------  ----------    ---     -------
              Electronic Devices                 (23,242)   (163,633)     -        (194)
                                                       -           -
                                              ----------  ----------    ---     -------
              Power & Industrial Systems          53,253      55,004     97         444
                                                       -           -
                                              ----------  ----------    ---     -------
              Digital Media & Consumer             6,204     (14,675)     -          52
              Products                                 -           -
                                              ----------  ----------    ---     -------
Operating     High Functional Materials           18,301     (22,024)     -         153
income (loss) & Components                             -           -
                                              ----------  ----------    ---     -------
              Logistics, Services & Others        10,352       3,257    318          86
                                                       -           -
                                              ----------  ----------    ---     -------
              Financial Services                  12,067      37,403     32         101
                                                       -           -
                                              ----------  ----------    ---     -------
              Subtotal                           187,458     (68,911)     -       1,562
                                                       -           -
                                              ----------  ----------    ---     -------
              Eliminations & Corporate items     (34,491)    (48,504)     -        (287)
                                              ----------  ----------    ---     -------
              Total                              152,967    (117,415)     -       1,275
                                              ----------  ----------    ---     -------

Note: Net sales by industry segment include intersegment transactions.

(2) GEOGRAPHIC SEGMENTS

                                                         The years ended March 31
                                               -------------------------------------------
                                                         YEN                   U.S. DOLLARS
                                                     (millions)        (A)/(B)  (millions)
                                               ----------------------   X100   ------------
                                                2003 (A)    2002 (B)     (%)       2003
                                               ----------  ----------  ------- ------------
      Japan     Outside                         6,290,654   6,134,554    103      52,422
                customer sales                        65%         66%
                                               ----------  ----------    ---     -------
                Intersegment                    1,026,916     892,562    115       8,558
                transactions                          11%         10%
                                               ----------  ----------    ---     -------
                Total                           7,317,570   7,027,116    104      60,980
                                                      76%         76%
                                               ----------  ----------    ---     -------
      Asia      Outside                           651,228     607,041    107       5,427
                customer sales                         7%          6%
                                               ----------  ----------    ---     -------
                Intersegment                      351,006     349,337    100       2,925
                transactions                           3%          4%
                                               ----------  ----------    ---     -------
                Total                           1,002,234     956,378    105       8,352
                                                      10%         10%
                                               ----------  ----------    ---     -------
      North     Outside                           802,582     830,959     97       6,688
        America customer sales                         8%          9%
                                               ----------  ----------    ---     -------
                Intersegment                       38,753      45,382     85         323
                transactions                           1%          0%
                                               ----------  ----------    ---     -------
Sales           Total                             841,335     876,341     96       7,011
                                                       9%          9%
                                               ----------  ----------    ---     -------
      Europe    Outside                           379,615     364,840    104       3,163
                customer sales                         4%          4%
                                               ----------  ----------    ---     -------
                Intersegment                       28,382      32,268     88         237
                transactions                           0%          0%
                                               ----------  ----------    ---     -------
                Total                             407,997     397,108    103       3,400
                                                       4%          4%
                                               ----------  ----------    ---     -------
      Other     Outside                            67,673      56,390    120         564
        Areas   customer sales                         1%          1%
                                               ----------  ----------    ---     -------
                Intersegment                        2,645       2,359    112          22
                transactions                           0%          0%
                                               ----------  ----------    ---     -------
                Total                              70,318      58,749    120         586
                                                       1%          1%
                                               ----------  ----------    ---     -------
                Subtotal                        9,639,454   9,315,692    103      80,329
                                                     100%        100%
                                               ----------  ----------    ---     -------
                Eliminations & Corporate items (1,447,702) (1,321,908)     -     (12,064)
                                               ----------  ----------    ---     -------
      Total                                     8,191,752   7,993,784    102      68,265
                                               ----------  ----------    ---     -------

                                                    The years ended March 31
                                             --------------------------------------
                                                    YEN                 U.S. DOLLARS
                                                 (millions)     (A)/(B)  (millions)
                                             -----------------   X100   ------------
                                             2003 (A) 2002 (B)    (%)       2003
                                             -------- --------  ------- ------------
              Japan                          155,684   (70,420)     -      1,297
                                                 82%         -
                                             -------  --------    ---      -----
              Asia                            18,357    (5,090)     -        153
                                                 10%         -
                                             -------  --------    ---      -----
              North America                    6,336   (21,053)     -         53
                                                  3%         -
                                             -------  --------    ---      -----
Operating     Europe                           6,720     4,007    168         56
income (loss)                                     4%         -
                                             -------  --------    ---      -----
              Other Areas                      2,097     1,842    114         17
                                                  1%         -
                                             -------  --------    ---      -----
              Subtotal                       189,194   (90,714)     -      1,577
                                                100%         -
                                             -------  --------    ---      -----
              Eliminations & Corporate items (36,227)  (26,701)     -       (302)
                                             -------  --------    ---      -----
              Total                          152,967  (117,415)     -      1,275
                                             -------  --------    ---      -----

(3) SALES BY MARKET

                                   The years ended March 31
                           ----------------------------------------
                                   YEN                 U.S. DOLLARS
                               (millions)      (A)/(B)  (millions)
                           -------------------  X100   ------------
                           2003 (A)  2002 (B)    (%)       2003
                           --------- --------- ------- ------------
             Japan         5,546,543 5,444,662   102      46,221
                                 68%       68%
                           --------- ---------   ---      ------
             Asia          1,017,439   896,050   114       8,479
                                 12%       11%
                           --------- ---------   ---      ------
             North America   890,684   930,629    96       7,422
                                 11%       12%
                           --------- ---------   ---      ------
             Europe          537,029   513,310   105       4,475
                                  7%        6%
                           --------- ---------   ---      ------
             Other Areas     200,057   209,133    96       1,667
                                  2%        3%
                           --------- ---------   ---      ------
             Outside Japan 2,645,209 2,549,122   104      22,043
                                 32%       32%
                           --------- ---------   ---      ------
             Total         8,191,752 7,993,784   102      68,265
                                100%      100%
                           --------- ---------   ---      ------

                                     # # #

                                                                 April 28, 2003

                                                                  Hitachi, Ltd.

        Supplementary information for fiscal 2002, ended March 31, 2003
                             (Consolidated basis)

1. Summary

                                                                                                        (Billions of yen)
                                                      Fiscal 2001     Fiscal 2002          Fiscal 2003 (Forecast)
                                                    --------------- ---------------- -------------------------------------
                                                              (A)/                   1st half of
                                                      (A)    FY2000   (B)    (B)/(A)   FY 2003   Note 2   (C)     (C)/(B)
                                                    -------  ------ -------  ------- ----------- ------ -------   -------
Net sales                                           7,993.7   95%   8,191.7   102%     3,850.0    98%   8,000.0     98%
   C/U (Note 1)                                        227%     -      263%      -        353%      -      343%       -
                                                    -------   ---   -------   ----     -------    ---    -------   ----
Operating income (loss)                              (117.4)    -     152.9      -        15.0    24%     170.0    111%
                                                    -------   ---   -------   ----     -------    ---    -------   ----
Income (loss) before income taxes and minority
  interests                                          (586.0)    -      96.8      -           0      -     110.0    114%
                                                    -------   ---   -------   ----     -------    ---    -------   ----
Income (loss) before minority interests              (514.9)    -      44.1      -       (17.0)     -      30.0     68%
   Income before minority interests/(Stockholders'
     equity + Minority interests)                    (15.2%)    -      1.5%      -           -      -         -       -
                                                    -------   ---   -------   ----     -------    ---    -------   ----
Net income (loss)                                    (483.8)    -      27.8      -       (30.0)     -       5.0     18%
   C/U (Note 1)                                           -     -       99%      -           -      -       25%       -
   ROE                                               (18.7%)    -      1.3%      -           -      -         -       -
                                                    -------   ---   -------   ----     -------    ---    -------   ----
Average exchange rate (yen/U.S.$)                       126     -       121      -         120      -       120       -
                                                    -------   ---   -------   ----     -------    ---    -------   ----
Net interest and dividends                            (17.2)    -     (11.2)     -        (6.0)     -     (14.0)      -
                                                    -------   ---   -------   ----     -------    ---    -------   ----

Notes : 1. C/U : Consolidated basis/Unconsolidated basis
        2. 1st half of FY 2003/ 1st half of FY 2002

                                                                  As of March 31, 2002 As of March 31, 2003
                                                                  -------------------- --------------------
Cash & cash equivalents, Short-term investments (Billions of yen)       1,208.3              1,015.1
                                                                        -------              -------
Interest-bearing debt (Billions of yen)                                 2,998.2              2,840.5
                                                                        -------              -------
Number of employees                                                     321,517              339,572
   Japan                                                                256,823              256,085
   Overseas                                                              64,694               83,487
                                                                        -------              -------
Number of consolidated subsidiaries                                       1,066                1,112
   Japan                                                                    712                  708
   Overseas                                                                 354                  404
                                                                        -------              -------

2. Sales by industry segment

                                                                                       (Billions of yen)
                                                    Fiscal 2001         Fiscal 2002    Fiscal 2003 (Forecast)
                                               --------------------  ----------------  ---------------------
                                                  (A)    (A)/FY 2000    (B)    (B)/(A)    (C)      (C)/(B)
                                               --------  ----------- --------  -------  --------   -------
Information & Telecommunication Systems         1,829.6      102%     1,899.6    104%   2,200.0        116%
Electronic Devices                              1,487.2       74%     1,570.0    106%   1,215.0         77%
Power & Industrial Systems                      2,266.8       98%     2,297.0    101%   2,215.0         96%
Digital Media & Consumer Products               1,170.7      111%     1,205.5    103%   1,250.0        104%
High Functional Materials & Components          1,250.2       85%     1,248.5    100%   1,220.0         98%
Logistics, Services & Others                    1,430.8       89%     1,449.5    101%   1,250.0         86%
Financial Services                                567.1       96%       579.2    102%     565.0         98%
Eliminations & Corporate items                 (2,008.9)       -     (2,057.9)     -   (1,915.0)         -
Total                                           7,993.7       95%     8,191.7    102%   8,000.0         98%

3. Operating income (loss) by industry segment                                         (Billions of yen)
                                                    Fiscal 2001         Fiscal 2002    Fiscal 2003 (Forecast)
                                               --------------------  ----------------  ---------------------
                                                  (A)    (A)/FY 2000    (B)    (B)/(A)    (C)      (C)/(B)
                                               --------  ----------- --------  -------  --------   -------
Information & Telecommunication Systems            35.7       73%       110.5    309%      62.0         56%
Electronic Devices                               (163.6)       -        (23.2)     -       15.0          -
Power & Industrial Systems                         55.0       71%        53.2     97%      65.0        122%
Digital Media & Consumer Products                 (14.6)       -          6.2      -        5.0         81%
High Functional Materials & Components            (22.0)       -         18.3      -       30.0        164%
Logistics, Services & Others                        3.2       39%        10.3    318%      10.0         97%
Financial Services                                 37.4       85%        12.0     32%      20.0        166%
Eliminations & Corporate items                    (48.5)       -        (34.4)     -      (37.0)         -
Total                                            (117.4)       -        152.9      -      170.0        111%

4. Overseas sales by industry segment

                                                                                                  (Billions of yen)
                                                 Fiscal 2001                   Fiscal 2002        Fiscal 2003 (Forecast)
                                             ----------------------------    -----------------    ----------------------
                                               (A)           (A)/FY 2000       (B)       (B)/(A)    (C)      (C)/(B)
                                               -------       -----------     -------     -------   -------    --------
Information & Telecommunication Systems        245.1              109%         273.0      111%
Electronic Devices                             496.0               73%         542.0      109%
Power & Industrial Systems                     397.4              102%         411.9      104%
Digital Media & Consumer Products              528.8              165%         486.8       92%
High Functional Materials & Components         331.0               88%         311.5       94%
Logistics, Services & Others                   510.9               86%         582.4      114%
Financial Services                              39.5              112%          37.4       95%
Corporate items                                    0                 -             0         -
Total                                        2,549.1               97%       2,645.2      104%    2,940.0        111%

5. Overseas production (Total sales of overseas manufacturing subsidiaries)  (Billions of yen)
                                                 Fiscal 2001                   Fiscal 2002
                                             ----------------------------    -----------------
                                               (A)           (A)/FY 2000       (B)       (B)/(A)
                                               -------       -----------     -------     -------
Overseas production                          1,090.1               84%       1,033.8       95%
   Percentage of net sales                       14%               -             13%        -
   Percentage of overseas sales                  43%               -             39%        -

6. Capital investment by industry segment (Completion basis, including leasing assets)

                                                                          (Billions of yen)
                                           Fiscal 2001      Fiscal 2002   Fiscal 2003 (Forecast)
                                        ------------------ -------------- -------------------
                                         (A)   (A)/FY 2000  (B)   (B)/(A)  (C)       (C)/(B)
                                        -----  ----------- -----  -------  -----      --------
Information & Telecommunication Systems  89.7        100%   72.7    81%
Electronic Devices                      114.6         51%   91.2    80%
Power & Industrial Systems               74.5         99%   70.7    95%
Digital Media & Consumer Products        38.6         85%   35.1    91%
High Functional Materials & Components   80.2         74%   60.6    76%
Logistics, Services & Others             40.1        133%   30.8    77%
Financial Services                      472.1        101%  467.6    99%
Eliminations & Corporate items          (53.8)          -  (41.6)     -
Total                                   856.2         88%  787.4    92%   810.0          103%
 Leasing Assets                         442.1        103%  459.0   104%   460.0          100%
 Other                                  414.1         77%  328.4    79%   350.0          107%

7. Depreciation by industry segment
                                                                          (Billions of yen)
                                           Fiscal 2001      Fiscal 2002   Fiscal 2003 (Forecast)
                                        ------------------ -------------- -------------------

                                         (A)   (A)/FY 2000  (B)   (B)/(A)  (C)       (C)/(B)
                                        -----  ----------- -----  -------  -----      --------
Information & Telecommunication Systems  69.2        110%   59.1    85%
Electronic Devices                      162.1        108%  112.7    70%
Power & Industrial Systems               62.9         98%   70.1   111%
Digital Media & Consumer Products        44.0         99%   40.8    93%
High Functional Materials & Components   81.8         99%   73.0    89%
Logistics, Services & Others             36.3        104%   28.8    79%
Financial Services                       69.3        111%   91.5   132%
Corporate Items                           3.5           -    3.8      -
Total                                   529.4        105%  480.2    91%   480.0          100%
 Leasing Assets                          79.2        115%  102.0   129%   125.0          122%
 Other                                  450.1        103%  378.2    84%   355.0           94%

8. R&D expenditure by industry segment

                                                                            (Billions of yen)
                                           Fiscal 2001     Fiscal 2002   Fiscal 2003 (Forecast)
                                        ----------------- -------------- ----------------------
                                         (A)  (A)/FY 2000  (B)  (B)/(A)     (C)      (C)/(B)
                                        ----- ----------- ----- -------- ---------  ----------
Information & Telecommunication Systems 136.7         89% 121.3      89%
Electronic Devices                      116.7         91% 105.5      90%
Power & Industrial Systems               63.7         96%  64.6     101%
Digital Media & Consumer Products        37.5        101%  33.8      90%
High Functional Materials & Components   47.5        108%  41.7      88%
Logistics, Services & Others             11.9        224%   8.5      71%
Financial Services                        1.2        147%   1.4     117%
Total                                   415.4         95% 377.1      91%     380.0        101%
   Percentage of net sales               5.2%           -  4.6%        -      4.8%           -

9. Balance sheets by financial and non-financial services

                                                             (Billions of yen)
                Assets                As of March 31, 2002 As of March 31, 2003
 ------------------------------------ -------------------- --------------------
 Manufacturing, Services and Others
    Cash and cash equivalents                 850.9                     716.9
    Short-term investments                    158.3                     146.0
    Trade receivables                       1,719.6                   1,746.3
    Inventories                             1,198.4                   1,186.4
    Investments and advances                  835.4                     678.3
    Property, plant and equipment           2,212.5                   2,308.5
    Other assets                            1,572.2                   2,242.4
    Total                                   8,547.7                   9,025.0
 Financial Services
    Cash and cash equivalents                 178.3                     107.0
    Trade receivables                         609.8                     543.6
    Investment in leases                      646.5                     606.2
    Property, plant and equipment             320.9                     307.9
    Other assets                              358.6                     367.5
    Total                                   2,114.3                   1,932.4
 Eliminations                                (746.5)                   (778.0)
 Assets                                     9,915.6                  10,179.3

 Liabilities and stockholders' equity As of March 31, 2002 As of March 31, 2003
 ------------------------------------ -------------------- --------------------
 Manufacturing, Services and Others
    Short-term debt                           951.7                   1,095.6
    Trade payables                          1,018.3                   1,148.6
    Long-term debt                          1,026.4                     954.3
    Other liabilities                       2,658.2                   3,421.0
    Total                                   5,654.7                   6,619.7
 Financial Services
    Short-term debt                           586.6                     579.6
    Trade payables                            243.1                     256.0
    Long-term debt                            903.0                     708.1
    Other liabilities                         126.7                     148.1
    Total                                   1,859.5                   1,692.0
 Eliminations                                (701.6)                   (737.1)
 Liabilities                                6,812.6                   7,574.5
 Minority interests                           798.7                     751.5
 Stockholders' equity                       2,304.2                   1,853.2
 Liabilities and stockholders' equity       9,915.6                  10,179.9

10. Statements of operating results by financial and non-financial services

                                                        (Billions of yen)
                                                         Fiscal   Fiscal
                                                          2001     2002
                                                        -------  -------
      Manufacturing, Services and Others Sales          7,731.4  7,891.2
                                                        -------  -------
                                         Cost of sales  7,868.6  7,750.7
                                         and selling,
                                         general and
                                         administrative
                                         expenses
                                                        -------  -------
                                         Operating       (137.2)   140.5
                                         income (loss)
                                                        -------  -------
      Financial Services                 Sales            567.1    579.2
                                                        -------  -------
                                         Cost of sales    529.7    567.2
                                         and selling,
                                         general and
                                         administrative
                                         expenses
                                                        -------  -------
                                         Operating         37.4     12.0
                                         income (loss)
                                                        -------  -------
      Eliminations                       Sales           (304.7)  (278.7)
                                                        -------  -------
                                         Cost of sales   (287.1)  (279.1)
                                         and selling,
                                         general and
                                         administrative
                                         expenses
                                                        -------  -------
                                         Operating        (17.5)     0.3
                                         income (loss)
                                                        -------  -------
      Total                              Sales          7,993.7  8,191.7
                                                        -------  -------
                                         Cost of sales  8,111.1  8,038.7
                                         and selling,
                                         general and
                                         administrative
                                         expenses
                                                        -------  -------
                                         Operating       (117.4)   152.9
                                         income (loss)
                                                        -------  -------

Note: Figures in tables 5, 9 and 10 represent unaudited financial information prepared by the Company for the purpose of this supplementary information.

                                     # # #

                                                                 April 28, 2003
                                                                  Hitachi, Ltd.

     Supplementary Information on Information & Telecommunication Systems
  --------------------------------------------------------------------------

1. Sales and operating income by product sector

                                             (Upper rows show comparisons to
                                         the previous year; billions of yen)
                               Fiscal 2002          Fiscal 2003 (Forecast)
                        ------------------------- -------------------------
                        1st half 2nd half  Total  1st half 2nd half  Total
                        -------- -------- ------- -------- -------- -------
    Sales                 101%      107%     104%    117%     115%     116%
                         878.2   1,021.4  1,899.6 1,030.0  1,170.0  2,200.0
                         -----   -------  ------- -------  -------  -------
    Software & Services   100%      105%     103%     99%     100%     100%
                         453.4     531.5    984.9   449.0    532.0    981.0
                         -----   -------  ------- -------  -------  -------
    Hardware              101%      109%     105%    137%     130%     133%
                         424.8     489.9    914.7   581.0    638.0  1,219.0
                         -----   -------  ------- -------  -------  -------
    Operating income      290%      322%     309%                       56%
                          42.1      68.3    110.5                      62.0
                         -----   -------  -------                   -------
    Software & Services   186%      105%     135%                      111%
                          31.1      29.5     60.6                      67.0
                         -----   -------  -------                   -------
    Hardware                 -         -        -                         -
                         -----   -------  -------                   -------
                          11.0      38.9     49.9                      (5.0)
                         -----   -------  -------                   -------

Note:1. On April 1, 2003, all hard disk drive operations were integrated with Hitachi Global Storage Technologies (HGST), a Hitachi subsidiary which started operations on January 1, 2003. HGST has a December 31 year-end and the fiscal 2003 consolidated forecast for Hitachi, Ltd., the year ending March 31, 2004, includes HGST's business forecast for its fiscal year ending December 31, 2003.

2. Sales by product sector

                                                            (Upper rows show comparisons to
                                                        the previous year; billions of yen)
                                               Fiscal 2002         Fiscal 2003 (Forecast)
                                        ------------------------- -------------------------
                                        1st half 2nd half  Total  1st half 2nd half  Total
                                        -------- -------- ------- -------- -------- -------
Information & Telecommunication Systems   101%      107%     104%    117%     115%     116%
                                         878.2   1,021.4  1,899.6 1,030.0  1,170.0  2,200.0
                                         -----   -------  ------- -------  -------  -------
 Software & Services                      100%      105%     103%     99%     100%     100%
                                         453.4     531.5    984.9   449.0    532.0    981.0
                                         -----   -------  ------- -------  -------  -------
   Software                               104%       92%      97%
                                          91.6      95.0    186.6
                                         -----   -------  -------
   Services                                99%      108%     104%
                                         361.8     436.5    798.3
                                         -----   -------  ------- -------  -------  -------
 Hardware                                 101%      109%     105%    137%     130%     133%
                                         424.8     489.9    914.7   581.0    638.0  1,219.0
                                         -----   -------  ------- -------  -------  -------
   Storage *2                             123%      110%     115%
                                         165.5     178.4    343.9
                                         -----   -------  -------
   Servers *3                              93%      139%     113%
                                          60.1      73.0    133.1
                                         -----   -------  -------
   PCs *4                                 126%      123%     125%
                                          71.6      85.1    156.7
                                         -----   -------  -------
   Telecommunication                       58%       90%      73%
                                          47.2      64.9    112.1
                                         -----   -------  -------
   Others                                  97%       97%      97%
                                          80.4      88.5    168.9
                                         -----   -------  -------

Notes: 2. Figures for Storage include disk array subsystems, hard disk drives, etc.
       3. Figures for Servers include supercomputers, general-purpose computers, UNIX servers, etc.
       4. Figures for PCs include PC servers and client PCs.

3. SAN/NAS Storage Solutions

                           (The upper row shows comparisons to the
                                   previous year; billions of yen)
                         Fiscal 2002       Fiscal 2003 (Forecast)
                   ----------------------- -----------------------
                   1st half 2nd half Total 1st half 2nd half Total
                   -------- -------- ----- -------- -------- -----
             Sales   108%     108%    108%   108%     114%    111%
                    130.0    140.0   270.0  140.0    160.0   300.0
                    -----    -----   -----  -----    -----   -----

4. Shipments of main products

                                                Fiscal 2002         Fiscal 2003 (Forecast)
                                         ------------------------- -------------------------
                                         1st half 2nd half  Total  1st half 2nd half  Total
                                         -------- -------- ------- -------- -------- -------
Large-capacity disk array subsystems *5   11,900   14,300   26,200  19,000   25,000   44,000
                                         -------  -------  ------- -------  -------  -------
Middle-capacity disk array subsystems *5   1,500    2,100    3,600   3,800    5,100    8,900
                                         -------  -------  ------- -------  -------  -------
Hard Disk Drives (million units) *1 *6       4.0      4.6      8.6           40-50
                                         -------  -------  ------- -------------------------
PCs & PC servers *7                      280,000  300,000  580,000 300,000  320,000  620,000
                                         -------  -------  ------- -------  -------  -------

Notes: 5. The figures for disk array subsystems represent storage capacity stated in terabyte units. Effective from the fiscal year ending March 31, 2004, Hitachi will report figures in terms of unit shipments to customers. Previously, production units were used as the reporting unit. Figures for the first half of fiscal 2002 have been restated accordingly.
       6. The Hard Disk Drives forecast for fiscal 2003 represents HGST's forecast for the period from January 1, 2003 through December 31, 2003.
       7. PC figures are in units, for Japan only, on a parent company basis.

                                     # # #

                                                                 April 28, 2003
                                                                  Hitachi, Ltd.

            Supplementary Information on Semiconductors & Displays
           ---------------------------------------------------------

1. Semiconductors

On April 1, 2003, Hitachi and Mitsubishi Electric Corporation established Renesas Technology Corp., a new semiconductor company that focuses on system LSI operations. Renesas Technology is an equity-method affiliate for both Hitachi and Mitsubishi Electric.

Sales and operating loss (The upper row shows comparisons to the previous year; billions of yen)

                                   (The upper row shows comparisons
                                   to the previous year; billions of yen)
                                          Fiscal 2002
                                   -------------------------------------
                                   1st half       2nd half      Total
                                   --------       --------      -----
                    Sales              104%         131%         116%
                                      277.4        312.7        590.2
                                      -----        -----          -----
                    Operating loss    (14.4)       (13.1)       (27.6)
                                      -----        -----          -----

Sales by product

                                                 Fiscal 2002
                                                 -----------
                    DRAM                              6%
                    System Memory                     8%
                    System LSIs                      57%
                    Multi-Purpose Semiconductors     29%

Capital Investment

                                                     (Billions of yen)
                                                Fiscal 2002
                                     --------------------------------
               Naka Operation                       2.5
               Takasaki Operation                   2.5
               Koufu Operation                      1.0
               Other                                0.5
               Parent subtotal                      6.5
               TTI*                                 1.5
               Other                               11.5
                                                   ----
             Domestic subsidiaries                 13.0
                                                   ----
               HNS**                                1.5
               Other                                3.0
                                                    ---
             Overseas subsidiaries                  4.5
                                                    ---
           Subsidiaries subtotal                   17.5
                                                   ----
          Consolidated total                       24.0
                                     (1st half: 13.0, 2nd half: 11.0)

*   Trecenti Technologies, Inc.
**  Hitachi Nippon Steel Semiconductor Singapore Pte. Ltd.

Microprocessor/Microcontroller Sales (Comparison to the previous year; billions of yen)

                                    Fiscal 2002
                                    -----------
                                    230   135%

DRAM & Flash Memory Production

                                                       (Chips per month)
                                           Fiscal 2002
       -                 -----------------------------------------------
                         1st quarter 2nd quarter 3rd quarter 4th quarter
                         ----------- ----------- ----------- -----------
       64MDRAM              550,000     600,000     600,000     600,000
       256MDRAM           2,000,000   2,000,000   2,000,000   1,500,000
       256M Flash Memory    600,000     600,000     500,000     400,000

2. Displays

Sales and operating income (loss)

     (The upper row shows comparisons to the previous year; billions of yen)
                                 Fiscal 2002         Fiscal 2003 (Forecast)
                           -----------------------  -----------------------
                           1st half 2nd half Total  1st half 2nd half Total
                           -------- -------- -----  -------- -------- -----
   Sales                     109%      92%    100%    120%     137%    128%
                            100.0     94.7   194.8   120.0    130.0   250.0
                            -----    -----   -----   -----    -----   -----
   Operating income (loss)   (1.3)   (14.4)  (15.7)  (10.0)     2.5    (7.5)
                            -----    -----   -----   -----    -----   -----

Sales of major products

                   (Comparison to the previous year; billions of yen)
                                                         Fiscal 2003
                                           Fiscal 2002   (Forecast)
                                           ------------  -----------
                   LCDs                    147.0   115%  210.0  143%
                                            -----  ---   -----  ---
                   Color picture tubes       1.5     8%    0.0    -
                                            -----  ---   -----  ---
                   Projection tubes         29.0   145%   32.0  110%
                                            -----  ---   -----  ---

LCD Sales

                                  (Comparison to the previous year; billions of yen)
                                   Fiscal 2002             Fiscal 2003 (Forecast)
                           ---------------------------  ---------------------------
                           1st half 2nd half   Total    1st half 2nd half   Total
                           -------- -------- ---------  -------- -------- ---------
Total                        80.0     67.0   147.0 115%  100.0    110.0   210.0 143%
 Large-size LCDs             58.0     40.0    98.0  90%   50.0     55.0   105.0 107%
 Medium- & small size LCDs   22.0     27.0    49.0 258%   50.0     55.0   105.0 214%

Capital Investment

                          (Comparison to the previous year; billions of yen)
                               Fiscal 2002          Fiscal 2003 (Forecast)
                       --------------------------  ------------------------
                       1st half 2nd half   Total   1st half 2nd half  Total
                       -------- -------- --------  -------- -------- ------
    Capital Investment   26.8     1.3    28.1 290%   4.2      0.4    4.6 16%
                         ----     ---    ---- ---    ---      ---    --- --

                                     # # #

                                 HITACHI, LTD.
                      UNCONSOLIDATED FINANCIAL STATEMENTS
                       FOR THE YEAR ENDED MARCH 31, 2003
                               (120yen = U.S.$1)

                                                                 April 28, 2003

                                                YEN                U.S. DOLLARS
                                            (millions)              (millions)
                                     ------------------------  --------------------
                                       2003(A)      2002(B)    (A)/(B)x100   2003
INCOME STATEMENTS                    ------------ ------------ ----------- ---------
Net sales                             3,112,411    3,522,299          88%   25,937
Cost of sales                         2,517,608    2,927,426          86%   20,980
S.G.A. expenses                         541,061      679,615          80%    4,509
Operating income (loss)                  53,741      (84,742)          -       448
                                      ---------    ---------    --------    ------
Other income                             51,496       95,016          54%      429
Other deductions                         53,223       91,937          58%      444
Ordinary income (loss)                   52,014      (81,663)          -       433
                                      ---------    ---------    --------    ------
Extraordinary gain                       92,198       10,729         859%      768
Extraordinary loss                       63,127      318,887          20%      526
Income before income taxes (loss)        81,085     (389,820)          -       676
                                      ---------    ---------    --------    ------
Current income taxes                    (17,681)       3,884           -      (147)
Deferred income taxes                    70,477     (141,063)          -       587
Net income (loss)                        28,289     (252,641)          -       236
                                      ---------    ---------    --------    ------
Basic EPS (yen and dollars)                8.38       (75.69)          -      0.07
Diluted EPS (yen and dollars)                 -            -           -         -

                                     2003/3/31(A) 2002/3/31(B) (A)/(B)x100 2003/3/31
BALANCE SHEETS                       ------------ ------------ ----------- ---------
Current assets                        1,921,651    2,124,120          90%   16,014
   (Quick assets)                     1,509,346    1,618,519          93%   12,578
   (Inventories)                        326,611      391,118          84%    2,722
   (Deferred tax assets)                 85,693      114,481          75%      714
Fixed assets                          1,903,377    1,799,024         106%   15,861
   (Investments)                      1,078,032      810,124         133%    8,984
   (Deferred tax assets)                249,036      307,867          81%    2,075
   (Others)                             576,309      681,033          85%    4,803
Total assets                          3,825,029    3,923,144          97%   31,875
                                      ---------    ---------    --------    ------
Current liabilities                   1,819,074    1,788,217         102%   15,159
Fixed liabilities                       631,990      770,341          82%    5,267
   (Debentures)                         418,471      511,299          82%    3,487
   (Long-term loans)                     23,548        2,668         883%      196
   (Others)                             189,971      256,374          74%    1,583
Total liabilities                     2,451,065    2,558,558          96%   20,426
                                      ---------    ---------    --------    ------
Stockholders' equity                  1,373,964    1,364,585         101%   11,450
                                      ---------    ---------    --------    ------
Liabilities and stockholders' equity  3,825,029    3,923,144          97%   31,875
                                      ---------    ---------    --------    ------

FORECAST FOR THE YEAR ENDING MARCH 31, 2004
--------------------------------------------

                                  Net sales Ordinary income Net income
                                  --------- --------------- ----------
         Millions of Yen          2,330,000          30,000     20,000
         Millions of U.S. dollars    19,417             250        167

Cautionary Statement

This document contains forward-looking statements which reflect management's current views with respect to certain future events and financial performance. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends identify forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements and from historical trends. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements include, but are not limited to, rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi's ability to continue to develop products and to market products that incorporate new technology on a timely and cost-effective basis and achieve market acceptance; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi's access to liquidity or long-term financing, particularly in the context of restrictions on availability of credit prevailing in Japan; uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese economy, or direct or indirect restriction by other nations of imports; uncertainty as to Hitachi's access to, or protection for, certain intellectual property rights, particularly those related to electronics and data processing technologies; Hitachi's dependence on alliances with other corporations in designing or developing certain products; and the market prices of equity securities in Japan, declines in which may result in write-downs of equity securities Hitachi holds.

These factors listed above are not exclusive and are in addition to other factors that are stated or indicated elsewhere in this document, or in other materials published by the Company.

                                     # # #

                                                                 April 28, 2003

                                                                  Hitachi, Ltd.

        Supplementary information for fiscal 2002, ended March 31, 2003
                            (Unconsolidated basis)

1. Summary

                                                                                          (Billions of yen)
                                      Fiscal 2001        Fiscal 2002         Fiscal 2003 (Forecast)
                                  -------------------  --------------  -----------------------------------
                                                                       1st half of
                                    (A)    (A)/ FY2000   (B)   (B)/(A)   FY 2003   (Note)   (C)    (C)/(B)
                                  -------  ----------- ------- ------- ----------- ------ -------  -------
Net sales                         3,522.2      88%     3,112.4   88%     1,090.0     72%  2,330.0    75%
Operating income (loss)             (84.7)      -         53.7    -            -      -         -     -
Ordinary income (loss)              (81.6)      -         52.0    -          5.0      -      30.0    58%
Net income (loss)                  (252.6)      -         28.2    -          5.0     25%     20.0    71%
Dividend payout ratio (%)               -       -         71.6    -            -      -         -     -
Average exchange rate (yen/U.S.$)     124       -          121    -          120      -       120     -

Note: 1st half of FY 2003 / 1st half of FY 2002

                                                                  As of March 31, 2002 As of March 31, 2003
                                                                  -------------------- --------------------
Cash & cash equivalents, Short-term Investments (Billions of yen)         357.6                253.7
                                                                         ------               ------
Interest-bearing debt (Billions of yen)                                   648.0                683.3
                                                                         ------               ------
Number of employees                                                      50,427               44,375
                                                                         ------               ------

2. Sales by industry segment

                                                                           (Billions of yen)
                                                                             Fiscal 2003
                                           Fiscal 2001       Fiscal 2002     (Forecast)
                                        -----------------  --------------  ----------------
                                          (A)   (A)/FY2000   (B)   (B)/(A)   (C)    (C)/(B)
                                        ------- ---------- ------- ------- -------  -------
Information & Telecommunication Systems 1,408.9     97%    1,440.0   102%
                                        -------     --     -------   ---
Electronic Devices                        523.3     59%      495.6    95%
                                        -------     --     -------   ---
Power & Industrial Systems              1,092.9     97%      955.4    87%
                                        -------     --     -------   ---
Digital Media & Consumer Products         497.1     93%      221.3    45%
                                        -------     --     -------   ---   -------    --
Total                                   3,522.2     88%    3,112.4    88%  2,330.0    75%
                                        -------     --     -------   ---   -------    --

3. Capital investment (Based on construction starts)                                (Billions of yen)
                                                       Fiscal 2001     Fiscal 2002  Fiscal 2003 (Forecast)
                                                     ---------------  ------------  -------------------
                                                      (A)  (A)/FY2000  (B)  (B)/(A)     (C)      (C)/(B)
                                                     ----- ---------- ----- ------- -------      -------
      Information & Telecommunication Systems         18.5     80%     18.5  100%
                                                     -----    ---     -----  ----
      Electronic Devices                              15.5     12%     31.0  200%
                                                     -----    ---     -----  ----
      Power & Industrial Systems                      22.0     73%     15.0   68%
                                                     -----    ---     -----  ----
      Digital Media & Consumer Products                6.5     72%      1.5   23%
                                                     -----    ---     -----  ----
      Other                                           13.0    118%     11.0   85%
                                                     -----    ---     -----  ----     -----        --
      Total                                           75.5     37%     77.0  102%      40.0        52%
                                                     -----    ---     -----  ----     -----        --

4. Depreciation (note)                                                              (Billions of yen)
                                                       Fiscal 2001     Fiscal 2002  Fiscal 2003 (Forecast)
                                                     ---------------  ------------  -------------------
                                                      (A)  (A)/FY2000  (B)  (B)/(A)   (C)        (C)/(B)
                                                     ----- ---------- ----- ------- -------      -------
      Depreciation                                   116.7     96%     86.7    74%     52.0        60%

Note: The figures do not include depreciation on leasing assets.

5. R&D expenditures                                                                 (Billions of yen)
                                                       Fiscal 2001     Fiscal 2002  Fiscal 2003 (Forecast)
                                                     ---------------  ------------  -------------------
                                                      (A)  (A)/FY2000  (B)  (B)/(A)   (C)        (C)/(B)
                                                     ----- ---------- ----- ------- -------      -------
      Total                                          275.6     90%    223.0    81%    140.0        63%
         Percentage of net sales                      7.8%      -      7.2%     -      6.0%         -

                                     # # #

                                                          FOR IMMEDIATE RELEASE

      Contacts:
      Japan:                            U.S.:
      Machiko Ikenoya                   Matt Takahashi
      Hitachi, Ltd.                     Hitachi America, Ltd.
      +81-3-3258-2056                   +1-650-244-7902
      machiko_ikenoya@hdq.hitachi.co.jp masahiro.takahashi@hal.hitachi.com

      China:                            U.K.:
      Yuji Hoshino                      Kantaro Tanii
      Hitachi (China) Investment Ltd.   Hitachi Europe Ltd.
      +86-10-6590-8111 (ext. 2399)      +44-(0)1628-585379
      yhoshino@hitachi.com.cn           kantaro.tanii@hitachi-eu.com

                       Hitachi to Acquire Its Own Shares

Tokyo, April 28, 2003 - Hitachi, Ltd. (NYSE:HIT/TSE:6501) announced that, pursuant to the provisions of Article 210 of the Commercial Code of Japan, it will acquire its own shares as follows:

1. Class of shares to be acquired: Common stock of Hitachi, Ltd.
2. Aggregate number of shares to be acquired: Up to 80 million shares
3. Aggregate acquisition amount: Up to 30 billion yen
4. Period of acquisition: May 1, 2003 through May 30, 2003
5. Method of acquisition: Purchase at Tokyo Stock Exchange

   Reference

   Details of the resolution that was approved at the Ordinary General Meeting of Shareholders held on June 26, 2002 are as follows:
   (1) Class of shares to be acquired: Common stock of Hitachi, Ltd.
   (2) Aggregate number of shares to be acquired: Up to 300 million shares
   (3) Aggregate acquisition amount: Up to 300 billion yen
   (Note) As of April 28, 2003, Hitachi, Ltd has not acquired any of its own shares pursuant to the above resolution.

                                     # # #

                                                          FOR IMMEDIATE RELEASE

      Contacts:
      Japan:                            U.S.:
      Machiko Ikenoya                   Matt Takahashi
      Hitachi, Ltd.                     Hitachi America, Ltd.
      +81-3-3258-2056                   +1-650-244-7902
      machiko_ikenoya@hdq.hitachi.co.jp masahiro.takahashi@hal.hitachi.com

      China:                            U.K.:
      Yuji Hoshino                      Kantaro Tanii
      Hitachi (China) Investment Ltd.   Hitachi Europe Ltd.
      +86-10-6590-8111 (ext. 2399)      +44-(0)1628-585379
      yhoshino@hitachi.com.cn           kantaro.tanii@hitachi-eu.com

 Proposal to the General Meeting of Shareholders for the authorization of the acquisition of its own shares

Tokyo, April 28, 2003 - Hitachi, Ltd. (NYSE:HIT/TSE:6501) announced that it will propose the authorization of the acquisition of its own shares to the Ordinary General Meeting of Shareholders to be held on June 25, 2003, for the purpose of implementing flexible capital policy.

The proposal is pursuant to the provisions of Article 210 of the Commercial Code of Japan and the Company shall be authorized to acquire shares of its common stock, not exceeding 300 million shares, for the aggregate amount not exceeding 150 billion yen during the period from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders.

                                     # # #

                                                          FOR IMMEDIATE RELEASE

      Contacts:
      Japan:                            U.S.:
      Machiko Ikenoya                   Matt Takahashi
      Hitachi, Ltd.                     Hitachi America, Ltd.
      +81-3-3258-2056                   +1-650-244-7902
      machiko_ikenoya@hdq.hitachi.co.jp masahiro.takahashi@hal.hitachi.com

      China:                            U.K.:
      Yuji Hoshino                      Kantaro Tanii
      Hitachi (China) Investment Ltd.   Hitachi Europe Ltd.
      +86-10-6590-8111 (ext. 2399)      +44-(0)1628-585379
      yhoshino@hitachi.com.cn           kantaro.tanii@hitachi-eu.com

                       Grant of Incentive Stock Options

Tokyo, Japan, April 28, 2003 - Hitachi, Ltd. (TSE: 6501, "Company") today announced that, as a measure intended to contribute to the maximization of corporate value by heightening the motivation of directors, executive officers and employees, the Board of Directors of the Company, at the meeting held today, resolved to submit a proposal at the ordinary general meeting of shareholders, to be held on June 25, 2003, regarding the issue of stock acquisition rights for the purpose of granting stock options pursuant to
Article 280-20 and Article 280-21 of the Japanese Commercial Code.

The details of the proposal are as follows:

1. Qualified persons to be allocated the stock acquisition rights (the "Rights") Directors, executive officers and employees of the Company

2. Class and number of shares to be issued upon exercise of the Rights
Not more than 1,500,000 shares of the Company'S common stock (the "Common Stock") in total.
In the event that the Company splits or consolidates its Common Stock, the number of shares to be issued upon exercise of the Rights shall be adjusted according to the following formula.

       Number of shares     Number of shares      Ratio of stock split or
                        =                     X
       after adjustment     before adjustment          consolidation

Any fraction less than one share derived in consequence of adjustment shall be rounded down to the nearest one share.

3. Total number of the Rights to be issued

Not more than 1,500 Rights in total. The number of shares to be issued upon exercise of each Right shall be 1,000, which shall be adjusted in accordance with the preceding provision (2. above).

4. Issue price of the Rights

No consideration shall be paid.

5. Amount to be paid upon exercise of the Rights

The amount to be paid per share upon exercise of the Rights (the "Exercise Price" shall be 1.05 times of the average of the closing price (including indication of any bid or offer) of a Common Stock on the Tokyo Stock Exchange on each of the thirty consecutive trading days commencing on the forty-fifth trading day preceding the issue date (excluding the number of days on which no closing price is quoted), any fraction less than one yen shall be rounded up to the nearest one yen. However, in the event that the price is less than the closing price of the issue date (or if no closing price is quoted on the issue date, the latest closing price before the issue date shall be applied), the Exercise Price shall be 1.05 times of the closing price of the issue date.

In the event that the Company issues new shares or reissues its own shares at price less than the market price (excluding the issue of shares resulting from the exercise of the stock acquisition rights) after the issue date, the Exercise Price will be subject to adjustment in accordance with the following formula, and any fraction less than one yen derived in consequence of adjustment shall be rounded up to the nearest one yen.

                                                   Number  +   Number   X      Amount
                                                     of        of new          to be
                                                   shares      shares         paid per
                                                   already     to be           share
                                                   issued      issued
                                                               ------------------------
Exercise Price after adjustment =    Exercise  X               Market price per share
                                      Price                      before issue
                                      before
                                    adjustment
                                                   ------------------------------------
                                                   Number of     +      Number of
                                                     shares             new shares
                                                     already            to be issued
                                                     issued

In the above formula, the number of its own shares shall be excluded from the number of shares already issued. In the case of the reissue of its own shares, "Number of new shares to be issued" means "Number of its own shares to be reissued" and "Market price per share before issue" means "Market price per share before reissue."

Upon stock split or consolidation of Common Stocks, the Exercise Price will be subject to adjustment in accordance with the following formula, and any fraction less than one yen derived in consequence of adjustment shall be rounded up to the nearest one yen.

      Exercise       Exercise
      Price          Price                            1
      after      =   before     X   -------------------------------------
      adjustment     adjustment     Ratio of stock split or consolidation

6. Period during which the Rights may be exercised
The Rights will be exercisable within a three-year period following one year from the issue date.

7. Conditions for exercise of the Rights
1 In the event a person holding the Rights loses the position of director, executive officer or employee of the Company, such person may exercise the Rights only within the succeeding six months of such event. In the event of the death of the person, the Rights expire immediately.
2 Other terms of exercising the Rights shall be subject to the provisions in granting agreement between the Company and each qualified person.

8. Cancellation of the Rights
The Company may cancel the Rights at any time without consideration.

9. Restriction on the transfer of the Rights
The approval by the Board of Directors of the Company shall be required for transfer of the Rights.

Notes:
The issue of the Rights above is subject to the approval by shareholders at the 134th Ordinary General Meeting of Shareholders to be held on June 25, 2003.

                                     # # #